Ebang International Holdings Inc.

12 Marina View

#20-02B

Asia Square Tower 2

Singapore, 018961

June 6, 2023

Via EDGAR

Gregory Herbers

Jay Ingram

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549

Re:	Ebang International Holdings Inc. Registration Statement on Form F-3 Filed April 28, 2023 File No. 333-271512

Ladies and Gentlemen:

This letter responds to the letter, dated May 25, 2023, received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) regarding the abovementioned Registration Statement on Form F-3, filed on April 28, 2023 (the “Form F-3”), by Ebang International Holdings Inc. (the “Company,” “we,” “us” or “our”). For convenience, the Staff’s comments are restated below in bold text, with each comment followed by our response. We are concurrently filing with this letter Amendment No.1 to Form F-3 (“Amendment No. 1”). Capitalized terms used, but not defined, in this letter have the meanings ascribed to such terms in Amendment No. 1.

Registration Statement on Form F-3 filed April 28, 2023

Cover Page

1.	Please set forth on the cover page of the prospectus the calculation of the aggregate market value of your outstanding voting and non-voting common equity. Refer to General Instructions I.B.5 of Form F-3.

Pursuant to the Staff’s comment, we have revised the disclosure on the cover page of the prospectus of Amendment No. 1 accordingly.

2.	Clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a subsidiary or other entity. For example, disclose, if true, that your subsidiaries and/or other entities conduct operations in China, that the other entity is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations.

Pursuant to the Staff’s comment, we have added the definitions of “PRC operating subsidiaries”, “PRC subsidiaries” and “operating subsidiaries” as well as the definition of “we,” “us,” “our company,” the “Company,” “Ebang” and “our” in the “About This Prospectus” section of Amendment No. 1 and revised the disclosure throughout Amendment No. 1 accordingly.

If you have any questions or require additional information, please contact the Company’s counsel, David E. Danovitch at (212) 660-3060 or at ddanovitch@sullivanlaw.com, Michael DeDonato at (212) 660-3038 or mdedonato@sullivanlaw.com or Hermione M. Krumm at (212) 660-3012 or at hkrumm@sullivanlaw.com, of Sullivan & Worcester LLP.

Sincerely,

Ebang International Holdings Inc.

By:	/s/ Dong Hu
Name: Dong Hu
Title: Chairman, Chief Executive Officer and Chief Financial Officer

cc:	David E. Danovitch, Esq., Sullivan & Worcester LLP Michael DeDonato, Esq., Sullivan & Worcester LLP
Hermione M. Krumm, Esq., Sullivan & Worcester LLP